As filed with the Securities and Exchange Commission on December 30, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Granite City Food & Brewery Ltd.

(Exact name of registrant as specified in its charter)

Minnesota	41-1883639
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5402 Parkdale Drive, Suite 101

Minneapolis, Minnesota 55416

(952) 215-0660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James G. Gilbertson

Chief Financial Officer

Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, Minnesota 55416

(952) 215-0660

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to: Brett D. Anderson, Esq. Jen Randolph Reise, Esq. Briggs and Morgan, P.A. 2200 IDS Center Minneapolis, Minnesota 55402 (612) 977-8400 (phone) (612) 977-8650 (fax)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock (par value $0.01 per share)	6,736,881	$0.333	$2,243,381	$159.95

(1)          Pursuant to Rule 416 under the Securities Act, this registration statement also covers such additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)          Estimated solely for the purpose of calculating the registration fee under Rule 457(c) of the Securities Act and based upon the average of the high and low sale prices for one share of common stock on December 28, 2009, as reported by the NASDAQ Capital Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the related registration statement filed with the Securities and Exchange Commission or any applicable state securities commission becomes effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction in which the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 30, 2009

Prospectus

6,736,881 Shares

Granite City Food & Brewery Ltd.

Common Stock

The shareholders identified under the caption “Selling Shareholders” are offering and selling 6,736,881 shares of our common stock under this prospectus.  Certain of such shares are issuable upon the exercise of warrants or the conversion of convertible debt.  We are not selling any securities under this prospectus and we will not receive any part of the proceeds from this offering, other than the exercise price of the warrants held by the selling shareholders, if any, if and when such warrants are exercised, assuming the exercise price of such warrants is paid in cash.

Our common stock is listed on the NASDAQ Capital Market under the symbol “GCFB.”  On December 28, 2009, the closing sale price of our common stock was $0.3358 per share.

Investing in our securities involves a high degree of risk.  You should review Risk Factors beginning on page 6 for information that you should consider carefully before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                   .

AVAILABLE INFORMATION

We are subject to the information requirements of the Exchange Act.  Accordingly, we file reports, proxy statements and other information with the SEC.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.  We maintain a website at www.gcfb.net.  The information contained in, or accessible through, our website is not a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act.  This prospectus does not contain all of the information, exhibits and undertakings set forth in the registration statement, certain parts of which are omitted as permitted by the rules and regulations of the SEC.  For further information, please refer to the registration statement which may be read and copied in the manner and at the sources described above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to documents we file with the SEC.  The information incorporated by reference is considered to be part of this registration statement.  Information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares covered by this registration statement have been sold or deregistered:

•                                          Annual Report on Form 10-K for the fiscal year ended December 30, 2008;

•                                          Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009, and September 29, 2009;

•                                          Current Reports on Form 8-K filed on February 12, 2009, February 26, 2009, April 3, 2009, May 6, 2009, June 4, 2009, June 8, 2009, September 22, 2009, September 25,

2009, October 6, 2009, October 8, 2009, November 5, 2009, December 15, 2009, December 22, 2009, and December 29, 2009; and

•                                          Description of our common stock contained in our Registration Statement on Form 8-A/A (File No. 000-29643) filed on December 22, 2005, as the same may be amended from time to time.

We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents.  Please direct written requests to Monica A. Underwood, Vice President of Finance and Secretary, Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.  Please direct telephone requests to Ms. Underwood at (952) 215-0660.

PROSPECTUS SUMMARY

Because this is a summary, it does not contain all the information that may be important to you.  You should read this entire document carefully, including the other information to which we refer you, before you decide to invest.

We are a Modern American upscale casual restaurant chain. As of September 29, 2009, we operated 26 restaurants in 11 Midwestern states featuring on-premises breweries, substantially all of which operate under the name of Granite City Food & Brewery®.  We believe our menu features high quality yet affordable family favorite menu items prepared from made-from-scratch recipes and served in generous portions.  We believe that the sophisticated yet unpretentious restaurants, proprietary food and beverage products, attractive price points and high service standards combine for a great dining experience.

We operate a centrally-located beer production facility in Ellsworth, Iowa which facilitates the initial stage of our patented brewing process.  We believe that this brewing process improves the economics of microbrewing as it eliminates the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at new restaurant locations.  Additionally, having a common starting point, the beer production creates consistency of taste for our product from restaurant to restaurant.  The initial product produced at our beer production facility is transported by truck to the fermentation vessels at each of our restaurants where the brewing process is completed. In 2007, we were granted a patent by the United States Patent Office for this brewing process.  We believe that our current beer production facility, which opened in June 2005, has the capacity to supply up to 35 restaurant locations.

Our industry has been significantly affected by changes in economic conditions, discretionary spending patterns, consumer tastes, and cost fluctuations.  Beginning in 2007, consumers have been under increased economic pressures and as a result, many have changed their discretionary spending patterns.  Many consumers are dining out less frequently than in the past and/or have decreased the amount they spend on meals while dining out.  Our guest traffic decreased significantly in 2009 resulting in lower sales and decreased leverage that reduced operating margins.  To offset the negative impact of decreased leverage in a declining sales environment while protecting our guests’ dining experience, we have undertaken a series of initiatives to renegotiate the pricing of various aspects of our business, effectively reducing our cost of food, insurance, payroll processing, shipping, supplies and most recently, our property and equipment rent.  We have also begun implementing marketing initiatives designed to increase brand awareness and help drive guest traffic.  As a result of these conditions we experienced continued negative cash flow and operating losses in 2009.

Although we are committed to pursuing a growth strategy through the development of additional restaurants in our core markets, we have suspended expansion due to our weakened capital position.  We continue, however, to review opportunities for growth and intend to pursue additional development when economic conditions improve and we have access to capital on favorable terms.

In October 2009, we completed a debt conversion transaction with DHW Leasing, L.L.C. (“DHW”), our primary source of financing for furniture, fixtures and equipment.  In the transaction, approximately $15 million of our indebtedness to DHW was converted into 28,000,000 shares of our common stock at a conversion price of approximately $0.54 per share, which constituted a change in control of our company.  As a result, DHW came to beneficially own approximately 63.4% of our common stock, which constituted a change in control of our company.  As of November 20, 2009, DHW, together with its affiliates, beneficially owned 64.3% of our common stock.  In connection with the conversion transaction, we entered into a number of ancillary agreements, including, but not limited to, lease amendments, deferred lease payments and an agreement to seek to obtain further rent reductions.

On December 29, 2009, our board of directors approved a one for six share combination of our common stock, to be effective at 5:00 p.m. (Eastern Standard Time) on January 13, 2010.  As a result of the reverse stock split, every six shares of our common stock that are issued and outstanding as of the record date will automatically be combined into one issued and outstanding share without any change in the par value of such shares, and the number of authorized but unissued shares of our common stock will be proportionally reduced.  A proportionate adjustment also will be made to our outstanding derivative securities.  No fractional shares will be issued in connection with the reverse stock split.  Shareholders who are entitled to fractional shares will receive cash in lieu of receiving fractional shares.  Because the reverse stock split is not yet effective, the share information set forth in this prospectus does not take into account the reverse stock split.

We maintain a website at www.gcfb.net, which is also accessible through www.gcfb.com.  Unless otherwise indicated, we do not intend to incorporate the contents of our websites into this prospectus or any other document we file with the SEC.

We were incorporated on June 26, 1997, as a Minnesota corporation and became a publicly traded company in June 2000.  Our corporate offices are located at 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, and our telephone number is (952) 215-0660.

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks, including those described below.  You should consider carefully these risk factors, the other information included in this prospectus and the other information to which we refer you, before you decide to invest.

Risks Related to Our Business

We have a history of losses and no assurance of future profitability.  We have incurred losses in each of the last ten fiscal years. We had a net loss of $6,979,601 for the thirty-nine weeks ended September 29, 2009, a net loss of $15,781,064 for the fiscal year ended December 30, 2008 and a net loss of $9,557,655 for the fiscal year ended December 25, 2007.  As of September 29, 2009, we had an accumulated deficit of $48,509,386.  We cannot assure you that we will successfully increase our revenue base. Even if we substantially increase our revenue, we cannot assure you that we will achieve profitability or positive cash flow. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future because our operating results can be affected by changes in guest tastes, the popularity of handcrafted beers, economic conditions, and the level of competition in our markets.

The recent disruptions in the national economy and the financial markets have adversely impacted our business and may further impact our business.    The restaurant industry has been adversely affected by current economic factors, including the deterioration of national, regional and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. The recent disruptions in the overall economy and volatility in the financial markets have reduced, and may continue to reduce, consumer confidence in the economy, negatively affecting consumer restaurant spending, and adversely affecting our financial position and results of operations. As a result, decreased cash flow generated from our business has adversely affected our financial position and our ability to fund our operations. In addition, macroeconomic disruptions, as well as the restructuring of various commercial and investment banking organizations, could adversely affect our ability to access the credit and equity markets. This disruption in the credit and equity markets has also adversely affected the availability of financing for our operations and future expansion. There can be no assurance that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets, or increase liquidity and the availability of credit.

Our strategy of negotiating with our lessors to reduce or restructure rents under current leases may adversely affect our relationships with these lessors, could result in the cancellation of leases, and subject us to damages, which could materially adversely affect our business.  Since January 2009, we have engaged in discussions with our lessors in an effort to negotiate reduced rents and restructure leases to address the effects of the current economic conditions, which have resulted in lower revenues for our company and in the casual dining industry nationwide.  We have paid reduced rents in many cases as we continue to discuss new, reduced rent structures.  While payment of reduced rents is a short-term strategy that has produced some positive discussions and some agreements with lessors, we risk potential loss of restaurant locations, many of which are profitable to us on an operating unit level, if we are served with default notices and do not cure the related default(s).  We risk losing profitable locations if our cash flow does not permit us to cure defaults and we could be subject to damages in favor of lessors who may prevail in lawsuits following lease cancellations.  The amount of damages, if any, to which we could be exposed is uncertain and would depend upon provisions of leases and whether lessors are able to lease any former restaurant locations.  The loss of profitable locations and the incurrence of any related damages could materially adversely affect our business.

DHW Leasing, L.L.C. has substantial control over us, which could reduce your ability to receive a premium for your shares through a change in control.  In October 2009, DHW Leasing,

L.L.C. (“DHW”), an entity controlled by Donald A. Dunham, Jr., one of our directors, came to beneficially own approximately 63.4% of our outstanding common stock.  As of November 20, 2009, DHW, together with its affiliates, beneficially owned 64.3% of our common stock.  In addition, under the debt conversion agreement dated September 21, 2009, DHW appointed four persons to serve on our board of directors, including Mr. Dunham, and until September 21, 2011, DHW has the right to participate in private placements of our equity (on the same terms as other investors) so that DHW may maintain its then percentage ownership of our common stock.  Finally, DHW and affiliated Dunham entities are the landlord for 17 of our leases.  As a result of the foregoing, DHW has a significant influence on the outcome of all corporate actions requiring shareholder approval independent of how our other shareholders may vote, including:

•                  the election of our directors;

•                  any amendment of our articles of incorporation or bylaws;

•                  the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; and

•                  the defeat of any non-negotiated takeover attempt that might otherwise benefit our other shareholders.

This concentration of ownership could depress our stock price.

The decline in visitors to the retail centers, shopping malls, or entertainment centers where our restaurants are located has negatively affected and could continue to negatively affect our restaurant sales and may require us to record an impairment charge for restaurants performing below expectations.    Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers. We depend on high visitor rates at these centers to attract guests to our restaurants.  Given current economic conditions, consumers have been under increased economic pressures and as a result, many have changed their discretionary spending patterns. Many consumers are dining out less frequently than in the past and/or have decreased the amount they spend on meals while dining out. As guest traffic decreases, lower sales result in decreased leverage that leads to declines in operating margins. If visitor rates to these centers continue to decline due to economic or political conditions, anchor tenants closing in retail centers or shopping malls in which we operate, further changes in consumer preferences or shopping patterns, higher frequency of online shopping, further changes in discretionary consumer spending, increasing gasoline prices, or otherwise, our revenue could decline and adversely affect our results of operations, including the possible need to record an impairment charge for restaurants that are performing below expectations.

Changes in discretionary consumer spending could negatively impact our results.  Our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. In a weak economy, our customers have reduced and may continue to reduce their level of discretionary spending which impacts the frequency with which our customers choose to dine out and the amount they spend when they do dine out, thereby reducing our revenue. Adverse economic conditions could continue to reduce guest traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, results of operations and cash flows.

Our geographic concentration could have a material adverse effect on our business, results of operations and financial condition.    We currently operate restaurants in the Midwestern United States and may be particularly susceptible to adverse trends and economic conditions in this geographic market, including its labor market, which could adversely impact our operating results.

Less mature restaurants, once opened, may vary in profitability and levels of operating revenue.  Less mature restaurants typically experience higher operating costs in both dollars and as a percentage of revenue when compared to mature restaurants due to the inefficiencies typically associated with new restaurants. These include operating costs, which are often materially greater during the first several months of operation. Further, some or all of our less mature restaurants may not attain operating results similar to those of our existing restaurants.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.  Our leases generally are long term in nature. While several lease terms have been reduced as a result of the October 2009 debt conversion transaction with DHW, most of our leases have 10-20 years remaining on their terms with options to renew in five-year increments (at increased rates). All of our leases require fixed annual rent, although some require payment of additional contingent rent if restaurant sales exceed a negotiated amount. Generally, our leases are “triple net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. For example, we are currently bound by the terms of a lease agreement that expires in 2018 in connection with the restaurant in Rogers, Arkansas that we ceased operating in August 2008.  In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations.

Our business is subject to seasonal fluctuations.    Historically, sales in most of our restaurants have been higher during the second and third quarters of each year. As a result, it is probable that our quarterly operating results and comparable restaurant sales will continue to fluctuate as a result of seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales of any particular future period may decrease.

You should not rely on past increases in our average restaurant revenues or our comparable restaurant sales as an indication of future operating results because they may fluctuate significantly.  A number of factors historically have affected, and are likely to continue to affect, our average restaurant revenue and/or comparable restaurant sales, including, among other factors:

•                  our ability to execute our business strategy effectively;

•                  initial sales performance by new restaurants;

•                  the timing of new restaurant openings and related expenses;

•                  levels of competition in one or more of our markets; and

•                  general economic conditions and consumer confidence.

Our average restaurant revenue and comparable restaurant sales may decrease.  Changes in our average restaurant revenue and comparable restaurant sales could cause the price of our common stock to fluctuate significantly.

Our profitability depends in large measure on food, beverage and supply costs which are not within our control.    We must anticipate and react to changes in food, beverage and supply costs. Various factors beyond our control, including climatic changes and government regulations, may affect food and beverage costs. Specifically, our dependence on frequent, timely deliveries of fresh beef, poultry, seafood and produce subjects us to the risks of possible shortages or interruptions in supply caused by adverse weather or other conditions, which could adversely affect the availability and cost of any such items. Historically, commodity prices have fluctuated, often increasing, due to seasonal or economic issues and we cannot assure you that we will be able to anticipate or react to increasing food and supply costs in the future. We are also subject to the general risks of inflation. Our restaurants’ operating margins are further affected by fluctuations in the price of utilities such as electricity and natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. The failure to anticipate and respond effectively to an adverse change in any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs, and quality control problems.    We have entered into contracts through 2013 with certain suppliers of raw materials (primarily hops) for minimum purchases both in terms of quantity and in pricing. However, if the national distributor that provides food and beverages to all our restaurants, or other distributors or suppliers, cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. If these alternative suppliers do not meet our specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenue and results of operations, could be adversely affected. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could materially adversely affect our business, financial condition, results of operations and cash flows.

Our inability to successfully and sufficiently raise menu prices to address cost increases could result in a decline in margins.    We utilize menu price increases to help offset cost increases, including increased costs for food commodities (such as pork, beef, fish, poultry and dairy products), minimum wages, employee benefits, insurance arrangements, construction, energy, fuel, and other costs. Although we have not experienced significant consumer resistance to our past price increases, we cannot provide assurance that future price increases will not deter guests from visiting our restaurants or affect their purchasing decisions. If we are unsuccessful at raising prices, our business, financial condition, results of operations and cash flows could be harmed.

The need for additional advertising may arise, which could increase our operating expenses.  We have generally relied on our high profile locations, operational excellence, “word-of-mouth,” and limited paid advertising to attract and retain restaurant guests. During 2009, our radio and television advertising costs accounted for less than 1% of our net sales.  Should we conclude that additional paid advertising is necessary to attract and retain guests, our operating expenses could increase and our financial results could be adversely affected.

Changes in consumer preferences as a result of new information regarding diet, nutrition and health could negatively impact our results.    Our operating results may be affected by changes in guest tastes, the popularity of handcrafted beers, general economic and political conditions and the level of competition in our markets. Our continued success depends, in part, upon the popularity of micro-brewed beers and casual, broad menu restaurants. Shifts in consumer preferences away from these beers and this dining style could materially adversely affect any future profitability. In addition, our success depends on our ability to adapt our menu to trends in food consumption. If consumer eating habits change significantly and we are unable to respond with appropriate menu offerings, it could materially affect demand for our menu offerings resulting in lost customers and adversely impact our business, financial condition, results of operations and cash flows.

Health concerns or negative publicity regarding our restaurants or food products could affect consumer preferences and could negatively impact our results of operations.   Like other restaurant chains, consumer preferences could be affected by health concerns or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning salmonella, E.

coli, “mad cow” or “foot-and-mouth” disease, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. This negative publicity may adversely affect demand for our food and could result in a decrease in customer traffic to our restaurants. A decrease in customer traffic to our restaurants as a result of these health concerns or negative publicity could materially adversely affect our business, financial condition, results of operations and cash flows.

We may be unable to recruit, motivate and retain qualified employees.  Our success depends, in part, upon our ability to attract, motivate and retain a sufficient number of qualified employees, including trained brewing personnel, restaurant managers, kitchen staff and wait staff. Qualified individuals needed to fill these positions could be in short supply in one or more of our markets. In addition, our success depends upon the skill and experience of our restaurant-level management teams. Our inability to recruit, motivate and retain such individuals may delay future expansion or result in high employee turnover in existing restaurants, either of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees, which could result in higher labor costs.

The loss of key personnel could adversely affect our business.  Our success depends to a significant extent on the performance and continued service of members of our senior management and certain other key employees. Competition for employees with such specialized training and deep backgrounds in the restaurant industry is intense and we cannot assure you that we will be successful in retaining such personnel. In addition, we cannot assure you that employees will not leave or compete against us. If the services of any member of management become unavailable for any reason, it could adversely affect our business and prospects.

We may be unable to successfully compete with other restaurants in our markets.  The restaurant industry is intensely competitive. There are many well-established competitors with greater financial, marketing, personnel and other resources than ours, and many of such competitors are well established in the markets where we have restaurants. Additionally, other companies may develop restaurants with similar concepts in our markets. Any inability to successfully compete with restaurants in our markets could prevent us from increasing or sustaining our revenue and result in a material adverse effect on our business, financial condition, results of operations and cash flows. We may also need to make changes to our established concept in order to compete with new and developing restaurant concepts that become popular within our markets. We cannot assure you that we will be successful in implementing such changes or that these changes will not reduce any future profitability.

Our success depends on our ability to protect our proprietary information. Failure to protect our trademarks, service marks or trade secrets could adversely affect our business.    Our business prospects depend in part on our ability to develop favorable consumer recognition of the Granite City Food & Brewery name. Although our service marks are federally registered trademarks with the United States Patent and Trademark Office, our trademarks could be imitated in ways that we cannot prevent. We rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate, however, and others could independently develop similar know-how or obtain access to our trade secrets, proprietary know-how, concepts and recipes.

Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of trade secrets, proprietary know-how, concepts or recipes. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages.

We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel, managers, and suppliers.  If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how, concepts or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

Our operations depend upon governmental licenses or permits.  Our business depends upon obtaining and maintaining required food service, liquor and brewing licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations. We must comply with federal licensing requirements imposed by the United States Department of Treasury, Alcohol and Tobacco Tax and Trade Bureau, as well as licensing requirements of states and municipalities where we operate restaurants. Failure to comply with federal, state or local regulations could cause our licenses to be revoked or force us to cease brewing and selling our beer. Typically, licenses must be renewed annually and may be revoked and suspended for cause at any time. State liquor and brewing laws may prevent or impede future expansion into certain markets. Although we do not anticipate any significant problems in obtaining required licenses, permits or approvals, any delays or failures to obtain required licenses, permits or approvals could delay or prevent future expansion in a particular area. We are at risk that a state’s regulations concerning brewery restaurants or the interpretation of these regulations may change.

Regulations affecting the operation of our restaurants could increase our operating costs and restrict future expansion.    We are subject to a variety of federal and state labor laws, such as minimum wage and overtime pay requirements, unemployment tax rates, workers’ compensation insurance rates and citizenship requirements. Government-mandated increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could increase our labor costs and reduce our operating margins. In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons.

We may face liability under dram shop statutes.  Our sale of alcoholic beverages subjects us to “dram shop” statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. If we receive a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Litigation could have a material adverse effect on our business.  We are, from time to time, the subject of complaints or litigation from guests alleging food borne illness, injury or other food quality, health or operational concerns. We may be adversely affected by publicity resulting from such allegations, regardless of whether such allegations are valid or whether we are liable. We are also subject to complaints or allegations from former or current employees from time to time. A lawsuit or claim could result in an adverse decision against us that could have a materially adverse effect on our business. Additionally, the costs and expense of defending ourselves against lawsuits or claims, regardless of merit, could have an adverse impact on our business and could cause variability in our results compared to expectations.

Our operations are susceptible to the effects of violence, war and economic trends.    Terrorist attacks and other acts of violence or war and U.S. military reactions to such attacks may negatively affect our operations and an investment in our shares of common stock. Acts of violence or war could cause a decrease in travel and in consumer confidence, decrease consumer spending, result in increased volatility in the United States and worldwide financial markets and economy, or result in economic disruption in the United States or abroad. They could also impact consumer leisure habits, for example, by increasing time spent watching television news programs at home, and may reduce the number of times consumers dine out, which could adversely impact our revenue. Any of these occurrences could harm our business, financial condition, results of operations and cash flows, and may result in volatility of the market price for our common stock and negatively affect the price of our common stock.

Terrorist attacks could also directly impact our physical facilities or those of our suppliers, and attacks or armed conflicts may make travel and the transportation of our supplies and products more difficult and more expensive and could adversely affect our business.

Compliance with changing regulation of corporate governance, public disclosure and financial accounting standards may result in additional expenses and affect our reported results of operations.  Keeping informed of, and in compliance with, changing laws, regulations and standards relating to corporate governance, public disclosure and accounting standards, including the Sarbanes-Oxley Act, as well as new and proposed SEC regulations, NASDAQ Stock Market rules and accounting standards, has required an increased amount of management attention and external resources. Compliance with such requirements may result in increased general and administrative expenses and an increased allocation of management time and attention to compliance activities. Additionally, changes to existing rules or current practices may adversely affect our reported financial results.

We may be exposed to potential risks relating to our internal controls over financial reporting.  If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse opinion from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected. In addition, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with its audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected.

Because the value of our business depends primarily upon intangible assets, such as our business concept, the value of your investment could decrease significantly in the event of liquidation.  Because we do not own the real estate at any existing locations, we only own the building at one existing location, we lease much of the equipment we use, and we do not plan to own the real estate or buildings associated with any future expansion, our tangible assets mainly consist of inventory. Until we establish a history of earnings, the value of our business that could be realized upon liquidation is comprised of primarily intangible assets, including our business concept, development strategy, intellectual property, trademarks, goodwill and employee know-how. If our business is not successful, the value of our intangible assets could decrease significantly. The value of your investment could decrease as a result.

Increases in state or federal minimum wage or required benefits could negatively impact our operating results.  Various federal and state labor laws govern our relationship with our employees, including such matters as minimum wage requirements, overtime and working conditions. There have been increases in the federal and some state minimum wage requirements, and there may be additional increases in the future. A substantial majority of employees working in our restaurants receive compensation equal to the applicable minimum wage, and future increases in the minimum wage will increase our operating expenses. In addition, some states have periodically proposed laws that would require companies such as ours to provide health benefits to all employees. Additional governmental mandates such as an increased minimum wage, an increase in paid leaves of absence, extensions of health benefits or increased tax reporting and payment requirements for employees who receive gratuities, could negatively impact our operating results.

Limitations in our insurance coverage could adversely affect our operations in certain circumstances.  We have comprehensive insurance, including workers’ compensation, employee practices liability, general liability, fire and extended coverage and property insurance. However, there are certain types of losses which may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses. If such a loss should occur, we would, to the extent that we are not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and/or cash flow from, such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business or to develop future restaurants. We cannot assure you that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all, or that the premium costs will not rise to an extent that they adversely affect our business or our ability to economically obtain or maintain such insurance.

Risks Related to our Growth Strategy

We have significant capital needs and cannot give assurance that financing will be available to us to pursue future expansion.  We require significant capital for our operations and for future expansion. We have discontinued expansion due to concerns over the economy and because we currently lack the capital to develop additional restaurants.  Because our available sources of liquidity are insufficient to fund our expected capital needs, including commitments to DHW and a bridge lender, we anticipate raising additional capital through sales of equity securities or debt.  Until financing is available to us, to meet current capital commitments and to fund ongoing operations, we will be required to suspend future growth, which could materially adversely affect our business, financial condition, results of operations and cash flows. Further, to the extent financing becomes available, we will be affected by changes in interest rates. Changes in interest rates could materially impact our operating results.

We cannot assure you that we will be able to obtain future financing on favorable terms or at all. If we elect to raise additional capital through the issuance and sale of equity securities, the sales may be at prices below the market price of our common stock, and our shareholders may suffer significant dilution.  Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs.

Our business could be materially adversely affected if we are unable to expand in a timely and profitable manner.  To continue to grow, we must open new restaurants on a timely and profitable basis. The capital resources required to develop each new restaurant are significant.  Although we have no current plans for expansion, our future expansion may be delayed or curtailed:

•                  if we are unable to obtain acceptable equipment financing of restaurants;

•                  if future cash flows from operations fail to meet our expectations;

•                  if costs and capital expenditures for new restaurant development exceed anticipated amounts;

•                  if we incur unanticipated expenditures related to our operations; or

•                  if we are required to reduce prices to respond to competitive pressures.

We estimate that our cost of opening a new Granite City Food & Brewery restaurant currently ranges from $1.0 million to $1.3 million, which includes furniture, fixtures and equipment and pre-opening costs.  This assumes land and building costs are financed by a developer under a sale-leaseback arrangement.  Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant, conditions in the local real estate and employment markets, and leasing arrangements.

Even with adequate financing, we may experience delays in restaurant openings which could materially adversely affect our business, financial condition, results of operations and cash flows. Future expansion depends upon a number of factors, some of which are beyond our control, including:

•                  identification and availability of suitable restaurant sites;

•                  competition for restaurant sites;

•                  securing required governmental approvals, licenses and permits;

•                  the availability of, and our ability to obtain, adequate supplies of ingredients that meet our quality standards; and

•                  recruitment of qualified operating personnel, particularly general managers and kitchen managers.

In addition, we may enter geographic markets in which we have no prior operating experience. These new markets may have demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns different than those present in our existing markets, which may cause our new restaurants to be less successful than our existing restaurants.

Unanticipated costs or delays in the development or construction of our restaurants could prevent our timely and cost-effective opening of new restaurants.  We rely upon contractors for the construction of our restaurants. After construction, we invest heavily in leasehold improvements for completion of our restaurants. Many factors could adversely affect our cost and time associated with development of restaurants, including:

•              availability of labor;

•              shortages of construction materials and skilled labor;

•              management of construction and development costs of new restaurants;

•              adverse weather;

•              unforeseen construction problems;

•              environmental problems;

•              zoning problems;

•              federal, state and local government regulations, including licensing requirements;

•              modifications in design; and

•              other increases in costs.

Any of these factors could give rise to delays or cost overruns which may prevent us from developing future restaurants within anticipated budgets and expected development schedules. Any such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to manage our future expansion.  At such time as we are able to recommence expansion, we will face many additional business risks, including the risk that our existing management, information systems and financial controls will be inadequate.  We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that future expansion will impose on management and these systems and controls. Future expansion also will place increased demands on human resources, purchasing and restaurant opening teams. If we fail to continue to improve management, information systems and financial controls, or if we encounter unexpected difficulties during future expansion, we may be unable to grow and/or maintain current levels of operating performance in existing restaurants.

Risks Related to our Securities

Fluctuations in our operating results may decrease the price of our securities.  Our operating results may fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, operating results of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions. Consequently, our operating results may fall below the expectations of public market analysts and investors for any given reporting period. In that event, the price of our common stock would likely decrease.

Shareholders may have difficulty selling our common stock.  We cannot assure you of an active public market for our common stock. Selling our common stock may be difficult because of the quantity of shares that may be bought and sold, the possibility that transactions may be delayed, and a low level of security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock.

Our articles of incorporation, bylaws and Minnesota law may discourage takeovers and business combinations that our shareholders might consider in their best interests.    Anti-takeover provisions of our Articles of Incorporation, as amended, Amended and Restated Bylaws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our board of directors, without further shareholder approval, may issue up to 10,000,000 shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of our common stock. In addition, our Amended and Restated Bylaws provide for an advance notice procedure for the nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding “control share acquisitions” and “business combinations.” We may, in the future, consider adopting additional anti-takeover measures. The authority of our board of directors to issue undesignated preferred stock, our advance notice procedure for nominations, and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company not approved by our board of directors.

If we do not maintain our NASDAQ listing, you may have difficulty reselling our shares.  We need to maintain certain financial and corporate governance qualifications to keep our shares listed on the NASDAQ Stock Market. We cannot assure you that we will at all times meet the criteria for continued listing. If we fail to maintain such qualifications, including a minimum bid price of $1.00, our shares may be delisted.

In December 2009, NASDAQ transitioned the listing of our common stock from the NASDAQ Global Market to the NASDAQ Capital Market.  We requested this transition to avoid delisting from NASDAQ due to our failure to comply with NASDAQ’s $15 million market value of public float requirement for continued listing on the NASDAQ Global Market.  We have failed to meet a NASDAQ listing requirement of having a $1.00 minimum bid price. We have until January 29, 2010 to satisfy our minimum bid price deficiency.  If our stock price remains at current levels, we would be subject to delisting from the NASDAQ Capital Market.  We have approved a share combination to be implemented on January 13, 2010 that is intended to increase our stock price.  There can be no assurance when such share combination is effected, that our stock price will meet or continue to meet the minimum bid price requirement under NASDAQ’s rules. In addition, we could also be subject to delisting from the NASDAQ Capital Market if we fail to maintain compliance with the other requirements for continued listing on such market.

In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or on the OTC Bulletin Board. In addition, our shares could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our shares, other than trades with their established customers and accredited investors. Consequently, the delisting of our shares and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our shares, which may adversely affect your ability to resell our shares. If any of these events take place, you may not be able to sell as many shares as you desire, you may experience delays in the execution of your transactions and our shares may trade at a lower market price than they otherwise would.

Special note regarding our forward-looking statements.  This prospectus and the documents incorporated herein by reference contain various forward-looking statements within the meaning of Section 21E of the Exchange Act.  Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.  When used in this prospectus and the documents incorporated herein by reference, the words “anticipates,” “believes,” “expects,” “intends,” “plans,” “estimates” and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements.  These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated.  Factors that could cause actual results to differ materially from those anticipated, certain of which are beyond our control, are set forth herein under the caption Risk Factors.  Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements.  Accordingly, we cannot be certain that any of the events anticipated by forward-looking statements will occur or, if any of them do occur, what impact they will have on us.  We caution you to keep in mind the cautions and risks described herein and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of the document in which they appear.

SELLING SHAREHOLDERS

The following tables present information regarding the selling shareholders.  Unless otherwise noted, the shares listed below represent the shares that each selling shareholder beneficially owned on November 20, 2009.

Except as otherwise disclosed in “— Relationships with Selling Shareholders” below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us.  The number of shares in the column captioned “Number of Shares Being Offered” represents all of the shares that a selling shareholder or his or her affiliate may offer under this prospectus.  Percentage of outstanding shares beneficially owned is based on 44,197,849 shares of common stock issued and outstanding at November 20, 2009, plus the derivative securities beneficially owned by the respective selling shareholder, as set forth in the following tables and more fully described in the applicable footnotes.

DHW Transaction and Landlord Warrants

Name and Address of		Shares of Common Stock Beneficially Owned Prior to Offering(1)			Number of Shares Being		Shares Beneficially Owned After Offering(1)
Selling Shareholder	Address	Number(2)		Percent	Offered(2)		Number	Percent
Aanenson Investments, LLC	1600 N. A Avenue Sioux Falls, SD 57104	5,215		*	5,215		0	0
Michael N. Ash	4628 Calle de Vida San Diego, CA 92124	33,716		*	33,716		0	0
Larry Michael Beman	130 Park Ave. S. St. Cloud, MN 56301	1,002		*	1,002		0	0
David G. Danielson	719 Inverness Drive Sioux Falls, SD 57108	11,206		*	11,206		0	0
Mark J. deWit	7515 W Legacy Street Sioux Falls, SD 57106	4,044		*	4,044		0	0
Robert A. deWit	4700 Northview Drive Sioux Falls, SD 57107	14,137		*	14,137		0	0
DHW Leasing, L.L.C.	230 S Phillips Avenue, Suite 202 Sioux Falls, SD 57104	28,000,000	(3)	63.4%	4,666,666	(3)	23,333,334	52.8%
DKJ Investments, LLC	PO Box 902 800 Ridge Rd Sioux Falls, SD 57101	1,285		*	1,285		0	0
P. Daniel Donohue	206 W 14th Street PO Box 1030 Sioux Falls, SD 57104	4,018		*	4,018		0	0
Donald A. Dunham, Jr. and Christine E. Dunham	230 S Phillips Avenue, Suite 202 Sioux Falls, SD 57104	28,652,695	(4)	64.3%	5,051,258	(5)	23,601,437	52.9%
Dunham Capital Management, L.L.C.	230 S Phillips Avenue, Suite 202 Sioux Falls, SD 57104	219,123		*	219,123		0	0
Dunham Equity Management, L.L.C.	230 S Phillips Avenue, Suite 202 Sioux Falls, SD 57104	58,905		*	58,905		0	0

Dunham Plaza, L.L.C.	206 W 14th Street, PO Box 1030 Sioux Falls, SD 57104	21,153		*	21,153		0	0
ELE Scholarship Trust	300 S Phillips Ave, Suite 200 Sioux Falls, SD 57104	2,014		*	2,014		0	0
Robert E. Everist	PO Box 5829, 300 S Phillips Ave, Suite 200 Sioux Falls, SD 57117	3,139		*	3,139		0	0
Dennis Fields	14968 W 54th Drive Golden, CO 80403	6,265		*	6,265		0	0
Fouberg Limited Partnership	PO Box 285 Aberdeen, SD 57042	3,744		*	3,744		0	0
David R. Frauenshuh	7101 West 78th St. Minneapolis, MN 55439	7,510		*	7,510		0	0
John H. Geiser	1555 Northway Dr. St. Cloud, MN 56303	669		*	669		0	0
Brian L. Grady	17810 Monroe Street Omaha, NE 68135	1,285		*	1,285		0	0
H. O. Holdings-Granite Valley I, LLP	13524 Ghost Canyon Road Hermosa, SD 57744	7,487		*	7,487		0	0
Craig Hagen	P.O. Box 1363 Sioux Falls, SD 57108	4,018		*	4,018		0	0
Marwan D. Hanna, MD	3705 S Cliff Avenue Sioux Falls, SD 57103	14,332		*	14,332		0	0
Hanna Family Limited Partnership	3705 S Cliff Avenue Sioux Falls, SD 57103	5,162		*	5,162		0	0
Lowell C. Hansen, II	4701 South Minnesota Sioux Falls, SD 57105	7,817		*	7,817		0	0
Henkin-McGowan Investments, LLC	201 S Phillips Ave, Ste 100 Sioux Falls, SD 57104	5,162		*	5,162		0	0
Charles J. Hey	One S Pintail Place Sioux Falls, SD 57105	28,126,128	(6)	63.5%	4,792,794	(7)	23,333,334	52.8%
Marvin L. and Janet I. Hey	13425 13th Street NW, Spicer, MN 56288-9327	14,518		*	14,518		0	0
David Hille	5442 Portage Dr. Vermilion, OH 44089	167		*	167		0	0
Blake Hoffman	3513 S Marson Manor Circle Sioux Falls, SD 57103	2,287		*	2,287		0	0
Hunter Investments, LLC	230 S Phillips Avenue, Suite 202 Sioux Falls, SD 57104	23,462		*	23,462		0	0
Kevin and Karen Jergenson	3500 S Pillsberry Sioux Falls, SD 57103	5,030		*	5,030		0	0
JNB Ventures, LLC	3800 Country Club Blvd Sioux City, IA 51104	12,554		*	12,554		0	0
Knudson Plaza II, LLC	206 W 14th Street PO Box 1030 Sioux Falls, SD 57104	20,071		*	20,071		0	0

Richard A. Lane	2239 N. Dayton Street Chicago, IL 60614	63,887	*	63,887	0	0
LOFT, LLC	PO Box 1086 Sioux Falls, SD 57101	26,364	*	26,364	0	0
Joel C. and Karen B. Longtin	3800 Country Club Blvd Sioux City, IA 51104	5,030	*	5,030	0	0
Barbara J. McDonald Revocable Trust	712 N. Sandberg Drive Sioux Falls, SD 57110	2,520	*	2,520	0	0
Richard L. Martin	2012 S Austin Drive Sioux Falls, SD 57105	2,581	*	2,581	0	0
Vaughn H. Meyer, MD	911 East 20th Street, Suite 602 Sioux Falls, SD 57105	10,070	*	10,070	0	0
Riyad Mohama, MD	1804 Sunflower Circle Sioux Falls, SD 57108	5,672	*	5,672	0	0
MSM Partnership, LLP	One S Pintail Place Sioux Falls, SD 57105	25,675	*	25,675	0	0
National Financial Services fbo Bradley D. Hodne Acct# BYA081582	One World Financial Center 200 Liberty St New York, NY 10281	3,805	*	3,805	0	0
Catheryn C. Novak	800 S Riverward Drive Sioux Falls, SD 57106	14,310	*	14,310	0	0
Robert W. Novak	800 S Riverward Drive Sioux Falls, SD 57106	18,332	*	18,332	0	0
Out Standing Fields, Inc.	1717 S 8th Street Colorado Springs, CO 80906	5,030	*	5,030	0	0
Anastasios A. and Carey Pappas	19211 Shamrock Lane Shafer, MN 55074	31,099	*	31,099	0	0
Angelo & Maria Pappas Living Trust	2609 S Phillips Ave Sioux Falls, SD 57105	2,833	*	2,833	0	0
John A. and Denita M. Pesicka	2828 East Granny Smith Place Sioux Falls, SD 57103	5,426	*	5,426	0	0
Phillip A. Donohue Living Trust	2304 S Fourth Avenue Sioux Falls, SD 57105	4,018	*	4,018	0	0
Richard Plahn	13831 Skyline Drive Spicer, MN 56288	35,945	*	35,945	0	0
R & R Partnership	PO Box 5829 300 S Phillips Ave, Suite 200 Sioux Falls, SD 57117	5,672	*	5,672	0	0
Robert E. and Barbara J. Rehal	2821 Mulberry Court Sioux City, IA 51106	4,538	*	4,538	0	0
LaShalle Rogen	48274 258th Street Brandon, SD 57005	5,215	*	5,215	0	0
Michael Runge	7408 W Songbird Circle Sioux Falls, SD 57107	2,287	*	2,287	0	0
David J. and Judy Sabag	320 Dakota Dunes Blvd., #113 Dakota Dunes, SD 57049	20,207	*	20,207	0	0

Judy Sabag	320 Dakota Dunes Blvd., #113 Dakota Dunes, SD 57049	7,743	*	7,743	0	0
Robert Scheurerell	104 Rio Concho Georgetown, TX 78633	334	*	334	0	0
Todd Schuver	1200 S Holly Drive Sioux Falls, SD 57105	2,014	*	2,014	0	0
Simply Sassy, LLC	400 E 28th Street Sioux Falls, SD 57105	1,285	*	1,285	0	0
SJR Scholarship Trust	300 S Phillips Ave, Suite 200 Sioux Falls, SD 57104	6,042	*	6,042	0	0
James Spencer	7814 Quail Run Circle Wichita, KS 67205	5,215	*	5,215	0	0
Steck Limited Partnership	c/o Gary Matthews 450 N. Main Street East Peoria, IL 61611	29,357	*	29,357	0	0
Allan V. Stowe	130 Park Ave. S. St. Cloud, MN 56301	1,670	*	1,670	0	0
TCB Investments, LLC	27164 470th Avenue Tea, SD 57064	3,890	*	3,890	0	0
Valley East Investments, LLC	PO Box 1363 Sioux Falls, SD 57101	4,574	*	4,574	0	0
Vision Investors	PO Box 548 Marshall, MN 56258	11,295	*	11,295	0	0
Scott M. Ward	125 Gateway Drive PO Box 1220 North Sioux City, SD 57049	15,471	*	15,471	0	0
Timothy C. Ward	938 Spyglass Court Dakota Dunes, SD 57049	9,629	*	9,629	0	0
William Keith Welcher	4916 Ravine Park Lane Sioux City, IA 51106	9,074	*	9,074	0	0

*                                        Represents less than one percent.

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of November 20, 2009.

(2)                                 Unless otherwise indicated, the securities set forth in this column represent shares issuable upon the exercise of warrants.

(3)                                 Represents shares of common stock owned by DHW Leasing, L.L.C. (“DHW”), which is co-owned by Donald J. Dunham, Jr. and Charles J. Hey.

(4)                                 Represents (a) 28,000,000 shares of common stock owned by DHW, (b) 106,564 shares issuable upon exercise of warrants held by Donald A. Dunham, Jr. and Christine E. Dunham, (c) 219,123 shares issuable upon exercise of warrants held by Dunham Capital Management, L.L.C. (“DCM”), and (d) 58,905 shares issuable upon exercise of warrants held by Dunham Equity Management, L.L.C. (“DEM”)

(5)                                 Represents without duplication (a) 4,666,666 shares of common stock offered under this prospectus by DHW, (b) 106,564 shares issuable upon exercise of warrants offered under this prospectus by Donald A. Dunham, Jr. and Christine E. Dunham, (c) 219,123 shares issuable upon exercise of warrants offered under this prospectus by DCM, and (d) 58,905 shares issuable upon exercise of warrants offered under this prospectus by DEM.

(6)                                 Represents (a) 28,000,000 shares of common stock owned by DHW and (b) 126,128 shares issuable upon exercise of warrants held by Charles J. Hey.

(7)                                 Represents without duplication (a) 4,666,666 shares of common stock offered under this prospectus by DHW and (b) 126,128 shares issuable upon exercise of warrants offered under this prospectus by Charles J. Hey.

Harmony Funds Bridge Loan

Name and Address of		Shares of Common Stock Beneficially Owned Prior to Offering(1)			Number of Shares Being		Shares Beneficially Owned After Offering(1)
Selling Shareholder	Address	Number		Percent	Offered		Number	Percent
Harmony Equity Income Fund, L.L.C.	Attn: Eugene McGowan 201 S. Phillips Avenue, Ste 100 Sioux Falls, SD 57104	320,000	(2)	*	320,000	(2)	0	0
Harmony Equity Income Fund II, L.L.C.	Attn: Eugene McGowan 201 S. Phillips Avenue, Ste 100 Sioux Falls, SD 57104	320,000	(2)	*	320,000	(2)	0	0

*                                        Represents less than one percent.

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of November 20, 2009.

(2)                                 Represents 160,000 shares purchasable upon the exercise of warrants and 160,000 shares upon conversion of a partially convertible 9% promissory note.

Anti-Dilution Adjustments to 2005 PIPE Warrants

Name and Address of		Shares of Common Stock Beneficially Owned Prior to Offering(1)			Number of Shares Being	Shares Beneficially Owned After Offering(1)
Selling Shareholder	Address	Number (2)		Percent	Offered(3)	Number	Percent
Jolene Winston Separate Property Account	110 Deer Hollow Road San Anselmo, CA 94960	13,882		*	5,821	8,061	*
Yolande Jurzykowski Rev Tr DTD 03/28/2001, Yolande L. Jurzykowski, TTEE	4 Sherman Avenue Fairfax, CA 94930	342,670		*	29,105	313,565	*
Michael J. Kennedy & Noreen M. Kennedy 2004 Revocable Living Trust Dtd 05/03/2004, Michael J. Kennedy TTEE	55 Quisisana Drive Kentfield, CA 94904	526,170		1.2%	72,034	454,136	1.0%
Isaac Goff and Renee Goff Rev Intervivos Tr DTD 04/29/1992, Isaac Goff and Renee Goff TTEES	P.O. Box 544 Fairfax, CA 94978	84,726		*	17,837	66,889	*
Merrill Lynch cust. for the benefit of John McGeough IRA	P.O. Box 311 Ross, CA 94957	30,734		*	5,821	24,913	*
Christianna Seidel Sep. Prop. Tr. U/A 11/05/1999 Christianna E. Seidel, Trustee	30 Reedland Woods WayTiburon, CA 94920	15,366		*	2,910	12,456	*
Whitebox Intermarket Partners, L. P.	c/o G. Kohler or J. Wood 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	39,893		*	23,284	16,609	*
Sharpe 4 Deep Value Fund, LP	c/o Mitchell Friedman 21 Tamal Vista Blvd. #204 Corte Madera, CA 94925	15,366		*	2,910	12,456	*
Merrill Lynch Pierce Fenner and Smith CTDN FBO John L. Flood Rollover 10/15/02	5540 Maple Heights Rd Greenwood, MN 55331	23,050		*	4,365	18,685	*
Craig-Hallum Capital Group LLC 401K DID 5/30/02 A/C John L. Flood	5540 Maple Heights Rd Greenwood, MN 55331	7,683		*	1,455	6,228	*
Burguete Investment Partner LP	435 Martin Street, Ste 390 Blaine, WA 98230	74,019		*	14,019	60,000	*
Craig-Hallum Partners LP	222 South 9th Street, Ste 350 Minneapolis, MN 55402	61,468	(4)	*	11,641	49,827	*
Craig-Hallum Capital Group LLC	222 South 9th Street Ste 350 Minneapolis, MN 55402	133,151	(4)	*	77,715	55,436	*

*                                        Represents less than one percent.

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of November 20, 2009.

(2)                                 Except as otherwise noted, the shares reported in this column represent those issued in our October 2005 private placement, namely shares of common stock and warrants to purchase a number of shares of common stock equal to 20% of such shares, plus the shares issuable as a result of the anti-dilution adjustments made during 2009 to such warrants.

(3)                                 Represents the shares issuable as a result of the anti-dilution adjustments made during 2009 to the warrants issued in our October 2005 private placement.

(4)                                 Represents shares issuable upon the exercise of warrants plus the shares issuable as a result of the anti-dilution adjustments made during 2009 to such warrants.

Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus.  See Plan of Distribution for information regarding limitation on sales of shares by DHW Leasing, L.L.C.

Sales to Selling Shareholders and the Registration Rights of such Shareholders

DHW Transaction and Landlord Warrants

In October 2009, we completed a debt conversion transaction with DHW Leasing, L.L.C.,  (“DHW”), our primary source of financing for furniture, fixtures and equipment, as contemplated under the debt conversion agreement between our company and DHW dated September 21, 2009.  In the transaction, approximately $15 million of our indebtedness to DHW was converted into 28,000,000 shares of our company’s common stock at a conversion price of approximately $0.54 per share.

Pursuant to a registration rights agreement between us and DHW dated October 5, 2009, we agreed to prepare and file a registration statement with the SEC covering the resale of 4,666,666 of DHW’s shares on a continuous basis pursuant to a “shelf” registration statement, to be filed within 90 days of the closing date, and to use our best commercial efforts to keep the registration statement effective for such period as may be reasonably necessary to effect the sale of such securities, provided, however, such period would not exceed the earlier to occur of (i) the completion by the underwriters, if any, of the distribution pursuant to such registration statement, (ii) three years after the closing, or (iii) a reasonable determination by our company that the shares covered by the registration statement could be sold in their entirety under Rule 144.  We also agreed, upon request by DHW and if DHW has sold the shares previously registered, to file registration statements covering 4,666,666 additional shares each six months thereafter.  This registration statement covers the initial commitment to register for resale 4,666,666 of DHW’s shares received in the debt conversion transaction.

In February 2009, we entered into a master agreement with DHW, Dunham Capital Management (“DCM”), and Dunham Equity Management (“DEM”) (collectively, the “Dunham Entities”) to provide rent or other cash flow reductions to our company in the amount of $2.5 million for calendar year 2009 and $1.5 million for calendar year 2010, along with other concessions (the “Master Agreement”).  In consideration of the Master Agreement, we issued to the Dunham Entities a five-year warrant to purchase 1,000,000 shares of our common stock at an exercise price of $0.264 per share, representing 110% of the closing price of our common stock on the trading date prior to the date of signing the Master Agreement.  As of November 20, 2009, the aggregate number of shares purchasable upon exercise of such warrants was 1,000,758 and the weighted average exercise price was $0.2638 per share, taking into account certain anti-dilution adjustments.

In addition, we subsequently entered into agreements with certain other of our landlords, all accredited investors, for rent reductions.  Such rent reductions were deemed to be part of the above-referenced $4.0 million of rent reductions.  In consideration of such rent reductions, we issued five-year warrants to purchase 206,195 shares of our common stock to such landlords.  As of November 20, 2009, the aggregate number of shares purchasable upon exercise of such warrants was 206,405 and the weighted average exercise price was $0.28 per share, taking into account certain anti-dilution adjustments.

The warrants issued to the Dunham Entities and our other landlords included the right to receive notice of, and to participate in, this resale registration.  Pursuant to the exercise of such incidental registration rights, this registration statement includes 1,161,298 shares issuable upon the exercise of landlord warrants.

Harmony Funds Bridge Loan

In March 2009, we entered into a bridge loan agreement with a group of accredited investors to provide partially convertible debt financing.  The lead investors in the transaction were Harmony Equity Income Fund, L.L.C. and Harmony Equity Income Fund II, L.L.C. (collectively, the “Harmony Funds”).  In connection with this agreement, we agreed to issue to the investors warrants for the purchase of an aggregate of 400,000 shares of common stock exercisable six months after date of issuance at a price of $0.25267 per share, or 110% of the closing price of our common stock on March 30, 2009.  As of September 29, 2009, the loan had been funded to the extent of $800,000, which amount is convertible into 320,000 shares of common stock, and we had issued warrants to purchase an aggregate of 320,000 shares of common stock to such investors.

In December 2009, we entered into an amendment to the bridge loan agreement which provided, among other things, that the amount loaned under the bridge loan agreement be decreased to $800,000 from $1,000,000.

Under the investor rights agreement ancillary to the bridge loan agreement, the investors have the right to receive notice of, and to participate in, this resale registration.  Pursuant to the exercise of these incidental registration rights, this registration statement includes 320,000 shares issuable upon conversion of the Harmony Funds loan and 320,000 shares issuable upon exercise of the Harmony Funds warrants.

Anti-Dilution Adjustments to 2005 PIPE Warrants

During the fourth quarter of 2005, we entered into a securities purchase agreement with accredited investors for the sale of approximately $5.34 million of common stock and warrants.  Pursuant to such agreement, we sold 1,108,844 shares of common stock at an offering price of $4.8165 per share (the “2005 PIPE”).  Craig-Hallum Capital Group LLC served as our placement agent.  We also sold five-year warrants to purchase an aggregate of 221,762 shares of common stock at an exercise price of $6.50 per share, subject to certain anti-dilution adjustments.  In connection with such placement, we issued our agent a warrant to purchase 55,436 shares of common stock at an exercise price of $6.50 per share, subject to certain anti-dilution adjustments, and paid our agent a cash commission of approximately

$267,000.  The shares sold in the offering and the shares issuable upon exercise of the foregoing warrants were registered for resale in November 2005.

In the fourth quarter of 2009, additional shares became issuable to the warrantholders from the 2005 PIPE upon exercise of their warrants because of certain anti-dilution adjustments. Pursuant to the registration rights agreement between us and those investors, the 2005 PIPE investors have the right to receive notice, and to participate in, this resale registration.  Pursuant to the exercise of such incidental registration rights, this registration statement includes 268,917 additional shares issuable upon the exercise of warrants issued in the 2005 PIPE attributable to such anti-dilution adjustments.

Relationships with Selling Shareholders

DHW is our controlling shareholder.  As of November 20, 2009, DHW, which is an entity controlled by Donald A. Dunham, Jr., and affiliated parties owned approximately 64.3% of our outstanding common stock. In addition, under the debt conversion agreement dated September 21, 2009, DHW appointed four persons to serve on our board of directors, including Mr. Dunham, and until September 21, 2011, DHW has the right to participate in private placements of our equity (on the same terms as other investors) so that DHW may maintain its then percentage ownership of our common stock.  Finally, DHW and affiliated Dunham entities are the landlord for 17 of our leases.

Todd W. Hanson, one of our directors, is the owner of our building in Maple Grove, Minnesota.  Mr. Hanson also owns, through H.O. Holdings — Granite Valley, L.L.P., (“H.O. Holdings”) a 15% limited partnership interest in the GC Omaha Limited Partnership, which holds the lease of our Omaha, Nebraska location.  H.O. Holdings is a selling shareholder under this registration statement.

Two of our directors, Joel C. Longtin and John A. Pesicka, each hold limited partnership interests in the GC Des Moines Limited Partnership, the partnership which holds the lease of our Des Moines, Iowa restaurant.  Mr. Pesicka also holds a limited partnership interest in the GC Lincoln Limited Partnership, the partnership which holds the lease of our Lincoln, Nebraska restaurant. Mr. Longtin also holds a limited partnership interest in the GC Holdings Limited Partnership, the partnership which holds the lease of our Zona Rosa, Kansas restaurant and received a warrant to purchase shares through JNB Ventures, LLC.  Messrs. Longtin and Pesicka are selling shareholders under this registration statement.

The Company’s Chairman, Eugene E. McGowan, is an officer and controlling member of the Harmony Funds, and as such has a beneficial interest in the Harmony Funds, which are selling shareholders under this registration statement. Mr. McGowan is also the managing member of Henkin-McGowan Investments, LLC, which is a selling shareholder under this registration statement.

USE OF PROCEEDS

All of the net proceeds from the sale of the shares will go to the selling shareholders.  Accordingly, we will not receive any proceeds from the sale of the shares.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  DHW, however, has agreed with our company that (i) it will not sell or dispose of any of the shares for the period from October 5, 2009 through January 31, 2010; and (ii) for a period of one year following October 5, 2009, it will not sell, transfer or assign, or contract to sell, transfer or assign, by operation of law or otherwise, more than 6,500,000 of the shares.

The selling shareholders may use any one or more of the following methods when selling shares:

•              ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•              block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•              purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•              an exchange distribution in accordance with the rules of the applicable exchange;

•              privately negotiated transactions;

•              to cover short sales made after the date that this registration statement is declared effective by the SEC;

•              broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•              a combination of any such methods of sale; and

•              any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.  However, in no event shall any broker-dealer receive fees, commission or mark-ups which, in the aggregate, would exceed eight percent (8%) of the aggregate amount offered.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  We do not know of any arrangements by the selling shareholders for the sale of any of the shares.

Upon our company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and complied with.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling shareholder and/or the purchasers.  Each selling shareholder has represented and warranted to the company that it acquired the securities subject to this registration statement in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling shareholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC.  The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under this registration statement.

Pursuant to the various applicable agreements, which were negotiated on an arm’s length basis with the selling shareholders, we are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock.  Our company and the selling shareholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.  If the selling shareholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

For purposes of this offering, Briggs and Morgan, Professional Association, is giving its opinion on the validity of the shares.

EXPERTS

The financial statements as of December 30, 2008 and December 25, 2007, and for each of the years then ended, incorporated by reference in this prospectus, have been audited by Schechter Dokken Kanter Andrews & Selcer Ltd., independent auditors, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

LIMITATION OF LIABILITY AND INDEMNIFICATION

As permitted by Section 302A.521 of the Minnesota Statutes, Article 9 of our Articles of Incorporation, as amended, provides that we will indemnify and may, in the discretion of our board of directors, insure our current and former directors, officers and employees in the manner and to the fullest extent permitted by law.  Section 6.1 of our Amended and Restated Bylaws provides that we will indemnify, in accordance with the terms and conditions of Section 302A.521 of the Minnesota Statutes, the following persons:  (a) officers and former officers; (b) directors and former directors; (c) members and former members of committees appointed or designated by the board of directors; and (d) employees and former employees.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provision, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

You should only rely on the information contained in this document or that to which we have referred you.  We have not authorized anyone to provide you with information that is different.  You should not assume that the information in this document is accurate as of any date other than the date on the front of this document.  This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

6,736,881 Shares

Granite City Food & Brewery Ltd.

Common Stock

PROSPECTUS

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the registrant in connection with this offering.  All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$160
Legal fees and expenses	$40,000
Accounting fees and expenses	$5,000
Blue sky and related fees and expenses	$0
Miscellaneous (including listing fees)	$4,840
Total	$50,000

Each selling shareholder will be responsible for any underwriting discounts, brokerage fees or commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of the shares being registered and for any legal, accounting and other expenses incurred by such selling shareholder.

Item 15.  Indemnification of Directors and Officers.

The registrant is governed by Minnesota Statutes Chapter 302A.  Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements and reasonable expenses, including attorney’s fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.

As permitted by Section 302A.521 of the Minnesota Statutes, Article 9 of the Articles of Incorporation, as amended, of the registrant provides that the registrant shall indemnify and may, in the discretion of the board of directors, insure current and former directors, officers and employees of the registrant in the manner and to the fullest extent permitted by law.  Section 6.1 of the Amended and Restated Bylaws of the registrant provides that the registrant shall indemnify, in accordance with the terms and conditions of Section 302A.521 of the Minnesota Statutes, the following persons:  (a) officers and former officers; (b) directors and former directors; (c) members and former members of committees appointed or designated by the board of directors; and (d) employees and former employees of the registrant.

The registrant and the selling shareholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.  The registrant and its private placement agents have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules.

See “Exhibit Index.”

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(a)(1) Rule 415 Offering. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Filings Incorporating Subsequent Exchange Documents by Reference. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Request for acceleration of effective date or filing of registration statement becoming effective upon filing. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on December 30, 2009.

Granite City Food & Brewery Ltd.

By:	/s/ Steven J. Wagenheim
Steven J. Wagenheim
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Steven J. Wagenheim and James G. Gilbertson, and each of them, as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steven J. Wagenheim	President, Chief Executive Officer and	December 30, 2009
Steven J. Wagenheim	Director (Principal Executive Officer)

/s/ James G. Gilbertson	Chief Financial Officer (Principal	December 30, 2009
James G. Gilbertson	Financial Officer and Principal
Accounting Officer)

/s/ Eugene E. McGowan	Chairman of the Board	December 30, 2009
Eugene E. McGowan

/s/ Donald A. Dunham, Jr.	Director	December 30, 2009
Donald A. Dunham, Jr.

/s/ Todd W. Hanson	Director	December 30, 2009
Todd W. Hanson

/s/ Joel C. Longtin	Director	December 30, 2009
Joel C. Longtin

/s/ John A. Pesicka	Director	December 30, 2009
John A. Pesicka

/s/ Bruce H. Senske	Director	December 30, 2009
Bruce H. Senske

EXHIBIT INDEX

Exhibit Number	Description

4.1	Articles of Incorporation of the Registrant, as amended.

4.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to our Current Report on Form 8-K, filed on May 4, 2007 (File No. 000-29643)).

4.3	Specimen common stock certificate (incorporated by reference to our Current Report on Form 8-K, filed on September 20, 2002 (File No. 000-29643)).

5	Opinion of Briggs and Morgan, Professional Association.

23.1	Consent of Briggs and Morgan, Professional Association (filed as part of Exhibit 5).

23.2	Consent of Independent Registered Public Accounting Firm.

24	Powers of Attorney (included on Signatures page).

E-1